September 7, 2004


Via Facsimile (405) 272-5238 and U.S. Mail

Michael Stewart, Esq.
Crowe and Dunlevy
20 North Broadway, Suite 1800
Oklahoma City, O 73102

RE:	Pre-Paid Legal Services, Inc.
	Schedule TO-I filed August 27, 2004
	File No. 5-31480

Dear Mr. Stewart:

We have the following comments on the above-referenced filings.

Forward-Looking Statements

1. We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Therefore, please delete the reference to the Act`s safe harbor provisions and revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the tender offer.

Determination of Validity; Rejection of Shares; Waiver of Defects, No obligation to give notice of defects

2. Refer to your statement reserving the right to waive any of the conditions of the offer. In the event you waive a condition, you must waive it for all stockholders. Please revise accordingly.

Conditions of the Offer

	Material Adverse Change Condition

3. We note in the sixth bullet point that one of the conditions to your offer is that there not be any "material acceleration or worsening." Please define "material acceleration or worsening" so that security holders will be able to objectively verify whether or
not this condition has been satisfied.    For example, you might
provide a quantified amount or a standard.

Incorporation by Reference

4. You state that you incorporate by reference into the Schedule TO documents subsequently filed by you. Please advise us of your authority for such "forward" incorporation by reference. We note that Schedule TO does not expressly authorize forward incorporation by reference; in fact, the tender offer rules, including Rule 13e-4(c)(3), mandate that new material information be provided in an amended Schedule TO.

5. Advise us why documents have been incorporated by reference when the Schedule TO indicates that Item 1010(a) and (b) of Regulation M-A are inapplicable.

Exhibit (a)(1)(ii)

6. The letter of transmittal improperly asks option holders to certify that they have "read" the terms of the offer. Please revise to delete the requirement that option holders certify that they have "read" the offer. Alternatively, amend the form to include a legend in bold typeface that indicates Pre-Paid neither views the certification made by option holders that they have read the offering materials as a waiver of liability and that Pre-Paid promises not to assert that this provision constitutes a waiver of liability.

7. In light of your offer to purchase the securities of those holders who "check the box" and thereby indicate their willingness to tender their shares at any price at or above the minimum, include disclosure that explains this feature may have the effect of decreasing the price at which any securities will be purchased. Make similar changes to the Summary Term Sheet and the Offer to Purchase as appropriate.

Closing Information

Please amend your filing promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to stockholders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

								Sincerely,


								Michael Pressman
								Office of Mergers
 								and Acquisitions